CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net Income (Loss)	$	(68,494)
Adjustments to reconcile net income to net cash flows used in operating activites:		
(Increase) decrease in operating assets:		
Clearing deposit		5,283
Prepaid expenses		82
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(2,373)
Due to Parent		54,675
Total adjustments		57,667
Net cash provided by (used in) operating activities		(10,827)
Cash flows from financing activities:		
Proceeds from additional paid-in capital		10,025
Net cash used by financing activities		10,025
Net increase in cash and cash equivalents		(802)
Cash and cash equivalents, January 1, 2016		4,750
Cash and cash equivalents, end of year	$	3,948
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Expenses paid by stockholder on behalf of Company included as additional paid-in capital	$	182,177

The accompanying notes are an integral part of these financial statements.